Exhibit 99.3

Set forth below is a transcript of a recorded investor presentation, made by officers of Motion Acquisition Corp. and Ambulnz Inc. (dba DocGo), disseminated on March 8, 2021.

Opening Remarks

Michael Burdiek, CEO, Motion Acquisition Corp.

Michael – Slide 3

Hello, I’m Michael Burdiek, CEO and Director of Motion Acquisition Corp., and I’m delighted to be here today alongside Stan Vashovsky, CEO and Co-Founder of DocGo, and Andre Oberholzer, CFO of DocGo. Motion Acquisition Corp. was formed by a team of transportation software and technology industry leaders who have led and grown some of the largest and most successful public and private companies in the mobility space. We raised this investment vehicle in late 2020 with the intention of partnering with a high-quality, rapidly growing company at the intersection of mobility and technology and providing it with capital for its next phase of growth.

The Motion team has seen how transportation software technologies have disrupted many services industries. We think DocGo is a case study in that and is exceptionally well positioned to revolutionize the delivery of healthcare in the U.S. and beyond. Additionally, there is excellent alignment between our experiences in mobility, and that of DocGo, given the Company’s foundation of tech enabled transportation services and ability to deliver last mile health care.

Our investment thesis in DocGo is underpinned by four key points. Number one – DocGo is building an innovative and highly scalable business leveraging a digital- first approach to medical transportation and the last-mile physical delivery of healthcare. Number two - the Company participates in a very large addressable market that it is only just now beginning to tap into. Number three - The Company’s significant investments in technology and transportation infrastructure have created a disruptive and defensible link between care providers and patients. And four - the Company has a proven ability to scale having reached nearly $100 million of revenue after only five years of existence with highly predictable revenue growth and profitability.

With that, I’ll now pass it along to Stan to tell you more about the Company.

Overview of DocGo

Stan Vashovsky, CEO, DocGo

Stan – Slide 4

Hello, and thank you for joining us today. I am Stan Vashovsky, one of the co-founders and Chief Executive Officer of DocGo. From the very beginning, we had had a vision of truly disrupting the current healthcare system through technological innovation. To do this, I knew we needed an incredible, thoughtful and deep bench of leadership. My first hire at DocGo was Andre Oberholzer, a leader I have worked with for over 20 years. Andre, do you want to give a quick introduction?

Andre Oberholzer: Hello, My name is Andre Oberholzer, Chief Financial Officer at DocGo. During the past 20 plus years, I’ve been in various CFO roles, from a few Silicon Valley startups to large, multi-billion-dollar global enterprises. In these roles, I was able to help lead the financial strategy to drive rapid growth, raise significant amounts of capital and help scale these businesses to larger organizations. Following some service in the U.S. military, I began my career in public accounting at PriceWaterhouseCoopers in the audit practice, primarily in Silicon Valley. I am a chartered Accountant and a CPA. I’m excited to be with you here today.

Stan Vashovsky: Thank you Andre. And a little bit about myself. I've been in healthcare since the age of 19, although really all of my life as both of my parents were in health care. While in college, I founded my first company that developed software to automate medical device testing. I grew that business to a national scale over a 10-year period and ultimately agreed to sell it to Philips Healthcare in May of 2001. I stayed at Philips for seven year as Vice President, Head of Software Innovation. I then had the opportunity to do a turnaround of a publicly traded company, taking it private and ultimately selling to a private equity firm. DocGo is a result of an idea that my co-founder and I had as we looked at areas in healthcare that could be disrupted by leveraging technology. And that's how we came up with DocGo. I’ll go into details in the subsequent slides.

Stan – Slide 5

From the very beginning we wanted to do something big and transformational. And the starting point was transportation. Based on how we saw Uber disrupting civilian consumer transportation, my partner and I saw an opportunity to bring the same level of disruption to private ambulance service throughout the country. Inefficiencies in the industry cost the healthcare system billions of dollars a year. We started by creating an AI-powered technology solution completely novel to the ambulance industry and building a mobility solutions business. Then, we turned to the second core piece of our vision – a platform for the last-mile delivery of telehealth services. These two businesses are more than complementary – they are fully integrated and connected via shared technology, infrastructure and a professional base of more than 1,700 paramedics and EMT employees.

Stan – Slide 6

As I noted before, we wanted to do something big and disruptive. Healthcare remains a multi trillion-dollar industry. We believe the U.S. market for our services is approximately $95 billion which includes last-mile, or home-based, telehealth and non-emergency medical transportation services. I’ll note that this is solely in the U.S. and DocGo already has a meaningful foothold in the U.K. So, the actual total addressable market is considerably larger than what is illustrated here.

Stan – Slide 7

When we launched our company, we immediately looked at some of the acute pain points in the healthcare system. First, we looked at transportation, and how the traditional operating model is expensive, inefficient, and lacks both transparency and quality. Then we moved on to telehealth, which we launched over a year ago, and is now the fastest growing part of our business.

Stan – Slide 8

In our first five years, we spent a significant amount of time on engineering, testing our proprietary technology solution and building our relationships with healthcare systems. And then, we put our foot on the accelerator. Along the way, we came up with a model that allowed us to create efficiency of scale.

We follow a four-step process to help ensure success in every market that we enter.

First, we evaluate attractive local markets and geographies, identifying local healthcare systems and potential joint venture relationships for our mobility solutions.

Second, we assess the demand curve for local health systems to determine their need for non-emergency ambulance transportation. Based on the structure of our contracts, we know that the demand for each of our partners would also be ours to capture.

Third, we scale. We employ our capex-light model and build our fleet through leasing, hire professional staff, put boots on the ground and market to additional healthcare providers. We use our salespeople, together with our partnerships and their salespeople, to expand services in these markets.

Fourth, a key growth driver for us, we offer last-mile telehealth services, utilizing our workforce of over 1,700 EMTs, paramedics and other clinicians to deliver care solutions in a patient’s home or preferred location.

Stan – Slide 9

We recently rebranded our business to DocGo which is our new company name that serves as an umbrella for both the Ambulnz brand for transportation and Telehealth Plus for our last mile services business. We believe we have a differentiated brand in the market, and we have transcended the traditional, unsophisticated ambulance transportation business to build a new model based on compassion, trust, quality, efficiency and innovation.

Stan – Slide 10

At the heart of everything we do is our software platform. We've invested close to $40 million on R&D to create our proprietary AI-powered technology. Most importantly, we believe we have one of the industry’s only mobility and transport solutions fully integrated with the largest EMR systems in the nation, including Epic. This is incredibly important as hospital physicians and hospital staff can order transportation directly from their own EMR system. Everything is seamless and works phenomenally well. In fact, we've never had a customer who integrated their EMR leave our service. It's a complete game changer in the industry. Gone are the days of faxing patient information for transports or dictating information via the phone – we have fully automated this through our technology.

Stan -- Slide 11

The idea for TeleHealth Plus grew from the lack of physical interaction in current telehealth offerings. We saw the promise of telemedicine, and how fast it was being adopted, particularly in light of the COVID-19 pandemic. Yet for the simplest, most basic tests, patients are still being driven right back to traditional medical facilities. For example, when a patient needs blood pressure medication, they’re often required to visit a lab for blood analysis. And when a patient has mild chest pain, they’re directed to an emergency room for an EKG. Since patients are being directed back to medical facilities for treatment, the very promise of telehealth - to keep patients outside of the four walls of a health system - has failed. With Telehealth Plus, we use our same EMTs and paramedics who transport patients, and empower them to go to an individual’s home to provide a comprehensive set of over 30 tests and procedures under the guidance of a remote physician. So, patients never need to leave the comfort of their living room to enjoy the full promise and potential of telemedicine. That’s been our mission.

Telehealth Plus services is the fastest growing part of our business. In our first full year of operation, Telehealth Plus generated over $28 million in revenue. Demand quickly outpaced existing transportation slack capacity, and we now have over 400 full-time clinicians just focused on the Telehealth Plus offering.

Stan – Slide 12

One of the key value propositions for DocGo is our utilization of lower cost medical professionals. Rather than use very expensive physicians and nurses, who are also limited in supply, we utilize EMTs and paramedics to carry out all of our Telehealth Plus services. We believe that these EMTs and paramedics, who are fully certified and trained in programs similar to those of a nurse, combined with supervision by a remote telehealth physician, can provide equivalent and often superior health services in the comfort of a patient’s home at a fraction of the cost of alternatives. Our business model expands the reach of concierge medicine-type services by making them affordable and accessible to a much broader segment of the population.

Additionally, our focus on efficiency and operational excellence has helped us to become cashflow positive within six months of entering a new market and drive a return on investment within 15 months.

Stan -- Slide 13

Our tech platform has enabled us to achieve profitability early and scale our business. All of our available workforce and ambulances are visible in our system. All of our customer demands for transport or home visits are also visible in the system. The system automatically knows how to schedule a transport and home visits with ambulance crews to make them efficient and profitable through intelligent routing. For our dedicated TeleHealth Plus EMTs and paramedics, the routes are built for them also in the most efficient manner.

Stan – Slide 14

One reason we have been so successful in such a short period of time is that we drive value for all key constituents in the healthcare system. For providers, our Telehealth Plus and transportation services reduce unnecessary hospital readmissions. We’ve begun working with health systems to do preoperative screenings in patients’ homes preventing an extra trip to the hospital. For example, a hospital in New York reopened for their elective surgical procedures four months ago, but quickly realized that patients don't want to come into the hospital for pre-op procedures. So now we administer 100 to 130 pre-operative tests in the comfort of those patients’ homes.

In terms of payers, the insurance companies, the value proposition is very simple --- reduce costs. If a child has an asthma attack for example, they can go to the hospital to get an IV, oxygen, Albuterol, and steroid cocktail which may cost thousands of dollars. Our TeleHealth Plus service can provide that same care in the child's home by far less than 1/10 the cost. So, when we go to a patient’s home and we provide services in the home, we save insurance plans money.

We also serve many lower income communities that have poor access to health care. Many of those communities have been conditioned to treat the emergency room like a primary care clinic where if they have a sore throat, a cold, a fever, the default is to go to the hospital. We've formed contracts with municipalities in these lower income communities to provide medical assistance to patients in their homes. We believe we have been able to reduce hospital admissions and drive millions of dollars in savings to the health systems and payers.

In terms of healthcare professionals, EMTs and paramedics have traditionally only been limited to transportation. Through our Telehealth Plus platform, we have now created another path for their career as clinicians working for a medical practice. We believe we have a very competitive compensation package and also provide equity grant programs for our front-line employees. All of this has ultimately equated to what we believe is the highest Glassdoor rating in the industry today.

Of course, the benefits to patients are clear: high-quality care in the comfort of a patient’s home at an affordable price, without the hassle of having to endure a trip to a hospital or clinic.

Stan -- Slide 15

In terms of our footprint, we're still a young company. Our transportation business is in 11 states. Our TeleHealth Plus business has rapidly grown to 23 states. We have 155 full-time employees in the U.K. operating out of Manchester, Darby and London. By the end of this year, we expect our transportation business to be in 19 states, and our TeleHealth Plus business to be in 35 states.

Stan -- Slide 16

Regarding strategic partnerships, we believe our existing contracts give us line of sight to approximately $500 million annual revenue in transport services. We have established long-term relationships with healthcare providers, and are expanding our geographical footprint to capture this committed book of business. These include UCHealth in Colorado and Jefferson in Pennsylvania. We have also formed a joint venture partnership with Fresenius Medical Care, the world's largest dialysis company. Fresenius operates dialysis clinics throughout all 50 states representing hundreds of thousands of patients that receive recurring dialysis treatment multiple times a week. A portion of these patients require regular transport to the dialysis clinics using private ambulance services due to their conditions.

In 2019, we entered into a long-term agreement to provide Fresenius ambulance transportation in the markets where we operate. Our goal over the next three years is to expand our footprint and capture all major markets with Fresenius acting as our anchor tenant and predictable recurring revenue. These joint venture agreements are all long-term, multi-year agreements that do not expire and, instead, require, a multi-year notice period for cancellation.

In terms of Telehealth Plus, we have a variety of partnerships and programs. We have set up “Virtual Urgent Cares”, which we staff an EMT and paramedic on site at the customer’s facility with connectivity to a telehealth physician. We have also formed relationships with many sports teams to ensure that their players, referees and fans are healthy during an event. We expect that we will continue to rapidly scale this business with additional innovative solutions.

Stan – Slide 17

As I have noted previously, we have some phenomenal partners and joint ventures. We believe that these relationships represent an opportunity north of $500 million in annualized recurring revenue.

Stan – Slide 18

In conclusion, we believe we have built a phenomenal business, and we are in the early innings of our growth story. The goal of our public journey is to use the proceeds of this transaction to accelerate growth by expanding our market presence and invest in our Telehealth Plus offering. We believe we have the industry’s most innovative last-mile telehealth program and an incredible technological advantage in the mobility segment to drive continued growth and innovation. With that, I’ll turn it over to Andre who will walk you through our financial performance and outlook.

Financials of DocGo

Andre Oberholzer, CFO, DocGo

Andre – Slide 20

Stan covered details of our strategy and business opportunity. I would like to summarize 4 major items that drove our historical results and also form the basis for our future projections.

First, we believe we have a significant opportunity for revenue growth. We currently service less than 1% of the directly addressable $13 billion mobility market. The $82 billion Telehealth Plus addressable market is basically untapped. We generated just over $25M in Telehealth Plus revenues during our first year of focusing on this opportunity. During 2020, we demonstrated that the Company can launch new markets and add additional services to capitalize on these two large markets. In fact, over 40% of 2020 revenues were generated from new markets or new services not in place at the beginning of 2020.

Second, we believe we have good visibility into recurring revenue with our current exclusive contracts. Our strategy to focus on large networks of hospitals and clinics has paid off in terms of our large exclusive book of business of nearly $500M in annualized mobility revenue. We have direct access to our partners’ data and their needs for transportation services which allows us to plan and forecast revenue in existing markets as well as planning entry into new markets.

Third, we have a scalable model with a focus on productivity. In terms of adding new markets, we follow a 4-step program developed and refined during the past 5 years. We know what it takes operationally to enter new markets in an optimal manner.

And finally, we have a capital light model. Entry into new markets typically requires 3 items: an inexpensive license acquisition or applying for a license if the approval timeframe is relatively short. Second, leasing of vehicles and equipment which currently requires no to low down payment. And finally, working capital to fund new accounts receivable.

Andre – Slide 21

We are operating with a highly recurring and predictable revenue model. On the Mobility side, Revenue is calculated using a base rate per transport plus a payment per patient loaded mile. Base rates range from $250 to $800, depending on the service level. This range covers Basic Life Support at the low end and Critical Care at the high end. Rates and miles traveled are different by market which is the way we develop our forecast.

In Telehealth Plus, our revenue is based on a fee-per-service we provide. These fees are currently negotiated per customer and are typically based on a cost build up, including labor, assets utilized & other related costs with the addition of our expected margin to generate an acceptable gross margin. Given the cost of our clinicians compared to the expensive alternative of using doctors and nurses, we can be very competitive with pricing and still drive attractive margins.

Andre – Slide 22

Since inception we have generated consistent year-over-year revenue growth. During our most recent year, 2020, revenue grew by just over 95% or $46M. $20M of this growth was from the mobility division, which grew just over 30% year over year. This growth was mainly from ongoing execution of our exclusive mobility contracts. Telehealth Plus contributed approximately $26 million in new revenue.

We are forecasting $155M in revenue for 2021. This increase of over $60M in revenue, or 64%, will be generated from 3 major sources. Approximately 40% of the $60 million growth will be generated from current markets based on our exclusive contracts. Approximately 20% of this growth will be generated from new markets based on our exclusive contracts. 30% will be generated from Telehealth Plus, of which approximately two-thirds are based on current contracts. The remaining 10% will be generated from organic growth in other markets, for example the U.K. Based on year-to-date performance, we are comfortable with our initial revenue projections for this year.

Gross margin improvements are generated from a combination of productivity initiatives, where we track time on task and several other operational KPIs. In addition, Telehealth Plus programs using the same workforce for the last mile solution also contribute to the improved margins.

In terms of EBITDA, we reached our first profitable quarter, in Q2 of 2020. We expect that 2021 will be our first full year of positive EBITDA projected at just over $6 million in 2021 and reaching over $40 million in 2022.

Andre – Slide 23

Turning to payors, on the Mobility side, our largest payor group is Medicare & Medicaid at over 60% followed by commercial insurance and other payors at 20% and facilities at approx. 16%.

On the Telehealth Plus side, currently the largest payor group is comprised of municipality or states at 63%, followed by facilities at 23% and corporations at 13%. Patient pay is relatively minor for both segments at 1-3%.

Andre – Slide 24

Just over 85% of our cost-per-shift is fixed with the major fixed cost items being labor, lease of the ambulance, equipment and insurance. Insignificant variable costs include gas and disposable medical supplies. As most of the cost-per-shift is fixed, for every additional trip or Telehealth Plus visit, the additional revenue is mostly incremental to gross margin.

On the right side of page 24 is an illustration showing how the 2 segments work together to expand margins. With technology and scaling, we have generated a model driving solid margins on the mobility side on a standalone basis. By adding in Telehealth Plus revenue, margins increase substantially with the only incremental cost to do a home visit, again being gas and disposable supplies. The impact of adding one Telehealth Plus visit per shift in this illustration increases gross margin above 50%.

With that, I’ll turn it back over to Michael to conclude.

Closing remarks

Michael Burdiek, CEO, Motion Acquisition Corp.

Michael – Slide 26

Thank you, Andre. Now I would like to cover the transaction summary. As mentioned earlier, we believe this is an incredibly compelling structure with DocGo management and investors rolling 100% of their equity into the new publicly traded company. The Company is putting over $200 million of cash on the balance sheet through its $125 million PIPE to complement our $115 million of cash in trust which will help to accelerate growth in the business. Existing shareholders will continue to own about three quarters of the Company and the baseline Enterprise Value of the transaction, is about $900 million. We’re pleased that the PIPE will be led by Light Street Capital with participation from an existing shareholder, Moore Strategic Ventures.

Michael – Slide 27

Relative to a combination of “Disruptive Healthcare” and “Virtual Care” peers—which we see as the closest comps for this business—DocGo outperforms on almost every metric. The Company is expected to grow at a 77% compounded annual rate through next year, conservatively, as compared to someone like One Medical at only 28%, or a high growth peer like Teladoc at 54% topline growth. And, unlike most of the names on this page—this business is EBITDA profitable. From a gross margin perspective, 42% for 2021 compares very favorably to all the healthcare peers and is roughly in-line with the peer group average for the virtual care peers. All that said, you really see the operating leverage in the model by way of gross profit compounded annual growth of 107%. DocGo is driving scale rapidly like its virtual care peers with a digital-first model and making more efficient use of a less capital-intensive model than its Services peers.

Michael – Slide 28

Finally, we believe this deal is priced very attractively at less than half the revenue multiple of its healthcare services peers, and even more attractively as compared to its virtual care peers.

The Company’s goal is to cultivate good, long-term investors and to ensure a successful go-public process with great long-term returns for shareholders. We believe that across the current investment landscape, especially in the current SPAC market backdrop, DocGo represents an exceptional investment opportunity based on any fundamental metric or multiple -- current, medium or long term.

So with that, I’ll conclude our prepared remarks and we look forward to speaking further with many of you as we move toward closing. Thank you.